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Golden Goliath Resources Ltd.

Minera Delta S.A. de C.V.

Suite 711 – 675 West Hastings Street

Vancouver, B.C., V6B 1N2

October 10, 2007

Comstock Capital Corp.

c/o 1605, 6888 Station Hill Drive

Burnaby, B.C. V3N 4X5

Attention:

President

Dear Sirs:

Re: Corona and El Chamizal Properties

The purpose of this letter agreement is to amend the terms of a letter option agreement between Comstock Capital Corp. (the “Optionee”) and Golden Goliath Resources Ltd. and Minera Delta S.A. de C.V. (collectively “GNG”) dated May 14, 2007 (the “Option Agreement”) whereby the Optionee has an option (the “Corona Option”) to earn a 60% interest in the Corona Property (as defined below) and an option (the “El Chamizal Option”) to earn a 60% interest in the El Chamizal Property (as defined in the Option Agreement).

For the purposes of this letter agreement and the Option Agreement the term “Corona Property” shall mean the six mineral claims totaling 1,371 hectares near Uruachi, Chihuahua, Mexico with the approximate Northing and Easting property limits (UTM, Zone 12) of 3080400 – 3084800 and 765500 – 760000 respectively.

Mineral Claim	Title Number	Hectares
Corona Norte	Exploitation # 215413	307.1065
Corona Sur	Exploitation # 215412	214.2129
Corona	Exploitation # 213392	364
Corona Dos	Exploitation # 212161	350
Corona Tres	Exploitation # 212251	100
La Esperanza	Exploitation # 177101	36

together with any additional claims to be staked in accordance with paragraph 6 of the Option Agreement.  The Optionee acknowledges there is a 3% NSR subject to a maximum of US$2,000,000 on the La Esperanza claim.

1.

Paragraph 8 of the Option Agreement is deleted in its entirety and replace with the following Paragraph 8:

“8.

This letter agreement will terminate and be of no further force or effect if by June 30, 2008, the Optionee has not listed Newco on a stock exchange or initiated a $200,000 work program on the Corona Property.  If this letter agreement is terminated prior to the exercise of the El Chamizal or Corona Option by the Optionee, the Optionee shall return to GNG at no cost to GNG 100% undivided right, title and interest in the El Chamizal or Corona Property, and any claims staked by the Optionee within two kilometers of those claims, as the case may be, in good standing, free and clear of all liens and encumbrances and deliver to GNG copies of all exploration and development data not previously delivered.”

2.

A Paragraph 11 be added to the Option Agreement as follows:

“11.

Upon the Optionee earning its 60% interest in the Corona Property, the Optionee shall thereafter have the further right and option (the “Second Corona Option”) to earn an additional 15% interest from GNG, so that the Optionee holds a 75% interest in the Corona Property, by completing a positive bankable feasibility study, as that term is generally defined in the mining industry, by December 31, 2013.  The Optionee shall have 60 days after the date of exercise of the Corona Option within which to give written notice to GNG that the Optionee intends to commence to exercise the Second Corona Option and to earn the additional 15% interest.”

3.

A Paragraph 12 be added to the Option Agreement as follows:

“11.

Upon the Optionee earning its 60% interest in the El Chamizal Property, the Optionee shall thereafter have the further right and option (the “Second El Chamizal Option”) to earn an additional 15% interest from GNG, so that the Optionee holds a 75% interest in the El Chamizal Property, by completing a positive bankable feasibility study, as that term is generally defined in the mining industry, by December 31, 2013.  The Optionee shall have 60 days after the date of exercise of the El Chamizal Option within which to give written notice to GNG that the Optionee intends to commence to exercise the Second El Chamizal Option and to earn the additional 15% interest.”

4.

Except as modified by this Agreement, the provisions of the Option Agreement shall remain in full force and effect.

5.

The parties hereto covenant and agree to execute and deliver all such further documents as may be required to carry out the full intent and meaning of this amendment to the Option Agreement and to effect the transactions contemplated hereby.

To indicate your acceptance and agreement to the terms and conditions outlined herein please execute and return the enclosed copy of this letter whereupon a binding agreement will be in effect between us. Although this letter agreement creates binding legal obligations between the parties it is intended that a more comprehensive agreement will be entered into which will supersede this letter agreement and the Option Agreement. If no such formal option agreement is entered into this letter agreement and the Option Agreement will govern the relationship between the parties.

Accepted and agreed to by: COMSTOCK CAPITAL CORP. , President
Accepted and agreed to by: GOLDEN GOLIATH RESOURCES LTD. , President	on its own behalf and on behalf of its wholly owned subsidiary Minera Delta S.A. de C.V. this ______ day of October, 2007